December 12, 2016

Via EDGAR and Federal Express

Ms. Irene Barberena-Meissner

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Magellan Petroleum Corporation (“Magellan” or the “Company”)
Amendment No. 1 to Registration Statement on Form S-4
Filed November 8, 2016
File No. 333-213923

Dear Ms. Barberena-Meissner:

The Company is in receipt of the comment letter dated November 21, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “First Amended Registration Statement”). In connection therewith, the Company has filed via EDGAR a further amended registration statement on Form S-4 (the “Second Amended Registration Statement”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. For the Staff’s convenience, we have included with this letter a “redlined” copy of the Second Amended Registration Statement showing all changes to the filing since the filing of the First Amended Registration Statement.

Responses to SEC Comments

The Merger, page 47

Background of the Merger, page 47

1.	We have considered your response to prior comment 5 and reissue the comment. Please expand your disclosure to better explain how the parties arrived at the exchange ratio. As part of this, please explain how the fair value valuations translated into the agreed upon exchange ratio.

Irene Barberena-Meissner

December 12, 2016

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 79 of the enclosed redlined Second Amended Registration Statement.

Going Concern Analysis of Tellurian Investments, page 58

2.	We note your response to prior comment 10. However, we re-issue in part:

•	Please revise to explain the material assumptions underlying the financial and operating projections upon which this analysis was based, including why the analysis covers projections through 2025; and

•	Reference to Petrie’s August 1, 2016 presentation materials suggests that revenue, EBITDA and after-tax income projections for Tellurian were provided and used in calculating the unlevered free cash flow projections. Please include corresponding disclosure or explain why you have omitted this information from the proxy statement/prospectus in these circumstances.

See Item 10(b) of Regulation S-K for more information.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 59 and 89 of the enclosed redlined Second Amended Registration Statement.

Where You Can Find More Information, page 113

3.	In our prior comment 15, we referred you to the instructions and Item requirements of Form S-4, considering that you appeared to incorporate by reference information about Magellan Petroleum Corporation. General Instruction B of Form S-4 provides that such incorporation by reference is permissible if one of the conditions set forth in General Instruction B.1.a(ii) is met, among others. Given that the aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3, you do not appear eligible to incorporate information about Magellan by reference at this time. In your amended filing, we note that you have removed incorporation by reference language from the section “Where You Can Find More Information” on pages 117–118. Please explain or confirm your analysis as to the applicable provisions of General Instruction B of Form S-4. If applicable, please also explain if you have provided the information required pursuant to General Instruction B.1.c of Form S-4 and/or revise in accordance with that instruction.

Response: As the Staff has suggested, given that the aggregate market value of common equity held by non-affiliates of Magellan is below the minimum public float requirements

Irene Barberena-Meissner

December 12, 2016

of General Instruction I.B.1 of Form S-3, the Company is not eligible to incorporate information about Magellan by reference at this time. The Company has revised the disclosure in response to the Staff’s comment, including by providing the information required pursuant to General Instruction B.1.c of Form S-4. Please see the page entitled “Additional Information” preceding the Table of Contents and pages 34–49, 61–63, 163 and G-1–G-117 of the enclosed redlined Second Amended Registration Statement.

We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (720) 484-2400.

Sincerely,

/s/ Antoine J. Lafargue
Antoine J. Lafargue
President and Chief Executive Officer

cc:	John Elofson, Davis Graham & Stubbs LLP

Enclosure